ARCTURUS THERAPEUTICS LTD.

10628 Science Center Drive, Suite 250, San Diego, CA 92121

Tel: (858) 900-2666

July 20, 2018

ARCTURUS THERAPEUTICS ANNOUNCES annual and EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 24, 2018

San Diego, California July 20, 2018 - Arcturus Therapeutics Ltd. (“Arcturus” or the “Company”) (NASDAQ:ARCT), an RNA medicines company, today announced that it will hold an Annual and Extraordinary General Meeting of Shareholders (or the “Meeting”), on Friday, August 24, 2018, at 10:00 am (Pacific Time), at 4655 Executive Drive, Suite 700, San Diego, CA 92121, for the following purposes:

1.	To approve the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 and to authorize the board of directors of the Company (the “Board”) to determine its compensation.

2.	To approve an amended and restated Compensation Policy for the Company’s Office Holders.

3.	To approve the adoption of the Arcturus Therapeutics Ltd. 2018 Omnibus Equity Incentive Plan.

4.	To approve the re-election as directors of the Board, until the next annual general meeting of the Company, of each of the following currently serving directors: Mr. Joseph Payne, Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet and Mr. James Barlow.

5.	To approve the compensation terms of Dr. Peter Farrell as Chairman of the Board, and the compensation terms of Dr. Magda Marquet and Mr. James Barlow, as directors of the Company.

6.	To approve the compensation terms of Mr. Andy Sassine, as director of the Company, and as interim Chief Financial Officer.

7.	To approve and ratify the compensation terms of Mr. Joseph Payne, as director of the Company, President and Chief Executive Officer of the Company.

8.	To approve and ratify the compensation terms of Mr. Padmanabh Chivukula, as Chief Scientific Officer and Chief Operating Officer of the Company.

9.	To review and discuss the Company’s financial statements of the Company for the fiscal year ended December 31, 2017.

Arcturus is currently not aware of any other matters that will come before the meeting. If any other matters are presented properly at the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Friday, July 20, 2018, will serve as the record date of shareholders entitled to vote at the meeting.

Arcturus’ board of directors unanimously recommends that Arcturus’ shareholders vote “for” Proposals 1-8.

Further Details Concerning the Meeting

Registered holders who are unable to attend the meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received not later than 11:59 PM, Eastern time, on Thursday, August 23, 2018. No postage will be required if a proxy card is mailed in the United States to Arcturus’ U.S. transfer agent, Continental Stock Transfer & Trust Company. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting.  Shareholders whose ordinary shares in Arcturus are held in “street name” (i.e., through a bank, broker or other nominee) will be able to either direct the registered record holder of their shares on how to vote such shares or obtain a legal proxy from the registered record holder to enable such “street name” holder to participate in and to vote such shares at the meeting (or to appoint a proxy to do so). An earlier deadline may apply to receipt of such “street name” shareholders’ voting instruction forms.

Quorum

The presence in person or by proxy of two or more shareholders possessing at least one-third (1/3) of Arcturus’ voting rights will constitute a quorum at the shareholders meeting. In the absence of a quorum within one hour of the scheduled time for the meeting, the meeting will be adjourned for one week and will be held on Friday, August 31, 2018 at the same time and place, unless Arcturus otherwise informs its shareholders. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting rights possessed by their shares) will constitute a quorum.

Vote Required for Approval of Proposals 1, 3, 4, 5, 6 and 8

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of Proposals 1, 3, 4, 5, 6 and 8. Apart from the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote, and will furthermore not be treated as a vote “FOR” or a vote “AGAINST” the proposal. Abstentions are also not treated as a vote “FOR” or a vote “AGAINST” the proposal.

Vote Required for Approval of Proposals 2 and 7

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of Proposals 2 and 7. Furthermore, under the Companies Law, the approval of such proposal requires that either (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company. Each shareholder voting at the Meeting or prior thereto by means of the proxy card that will be distributed, is required to notify us if he, she, or it has a Personal Interest in connection with Proposals 2 and 7, as a condition for his or her vote to be counted for the required majority with respect to Proposals 2 and 7. If any shareholder casting a vote in connection hereto does not notify us if he, she, or it has a Personal Interest with respect to Proposals 2 and 7, his, her or, its vote with respect to Proposals 2 and 7 will be considered as having a Personal Interest in these Proposals, and his, her, or its vote will not be counted for the required majority for the approval of Proposals 2 and 7. For this purpose, “Personal Interest” is defined as (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family, and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share cap capital or its voting rights, or has the right to appoint a director or chief executive officer; but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. A shareholder will also be deemed to have a Personal Interest if it provides a proxy to another person who in turn has a Personal Interest (excluding certain circumstances).

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on Proposals 2 and 7.

Additional Information and Where to Find It

In connection with the meeting, Arcturus will make available to its shareholders of record a proxy statement describing the time and place for, and other logistical information related to, the meeting, information regarding the identity of the participants, and their director or indirect interests, by security holdings or otherwise, and describing the proposals to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on that proposal. Arcturus will also be furnishing copies of the proxy statement and proxy card to the United States Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on Arcturus’ website at http://ir.arcturusrx.com/. SHAREHOLDERS OF ARCTURUS ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Arcturus and certain of its directors and executive officers are expected to be participants in the solicitation of proxies from Arcturus’ shareholders in connection with the Meeting.

The full text of the proposed resolutions for the meeting, together with the form of proxy card, may also be viewed at the registered office of Arcturus, c/o Barnea Jaffa Lande, Law Offices, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Arcturus’ telephone number at its registered office is +972-3-6400600.

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, Arcturus Therapeutics Ltd. (NASDAQ:ARCT) is an RNA medicines company with enabling technologies – UNA Oligomer chemistry and LUNAR® lipid-mediated delivery. Arcturus’ diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus’ versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (140 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus’ proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.ArcturusRx.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release may contain “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements may include, but are not limited to, statements relating to the expectations regarding solicitation of proxies and voting by Arcturus’ shareholders. Arcturus may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements and you should not place undue reliance on those forward-looking statements. Any such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in any forward-looking statements.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ (formerly Alcobra Ltd.’s) Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on May 14, 2018 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

CONTACT

Arcturus Therapeutics Ltd.

858-900-2666

IR@ArcturusRx.com

Attn: Neda Safarzadeh

Arcturus Investor Contact

Michael Wood

LifeSci Advisors LLC

(646) 597-6979

mwood@lifesciadvisors.com